September 2, 2009

Via Edgar and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C.  20549
Attn: Kate Tillan, Assistant Chief Accountant

Subject:                  Rainier Pacific Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008; Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-50362

Dear Ms. Tillan:

The purpose of this letter is to provide you with our response to the United States Securities and Exchange Commission’s (the “Commission”) review and comments (dated August 19, 2009) of Rainier Pacific Financial Group, Inc.’s (the “Company”) financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended June 30, 2009.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the comment letter from the Commission.  For ease of your review, we have provided responses to each of the comments and sub-comments separately.

Please note that all Exhibits referenced in this letter are being supplementally filed with the Commission.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, page 107

Report of Independent Registered Public Accounting Firm, page 109

1.
The audit report refers to the restatement of your 2006 financial statements and a discussion thereof in Note 1.  We noted that the 2006 financial statements are not labeled as restated and that there appears to be no disclosure related to a restatement for 2006 in the notes to your financial statements as required by SFAS 154.  Please tell us the nature of the restatement and how you considered the disclosure requirements of SFAS 154 in your presentation of the financial statements.

Response:  We have researched this matter and have found that the sentence “As discussed in Note 1 to the consolidated financial statements, the Company restated its 2006 consolidated financial statement.” in the Report of Independent Public Accounting Firm on page 109 of the December 31, 2008 Form 10-K (see Exhibit 1, page 2) existed in our Edgarized/filed version, but did not exist in the actual signed report received from Moss Adams (see Exhibit 1, pages 3 and 4), nor was it in our printed Form 10-K materials distributed to shareholders (see Exhibit 1, page 5).  It appears that the sentence was somehow inadvertently “carried forward” from the report included in the December 31, 2007 Form 10-K in the edgarization process, and should not have existed at all in the auditor’s report in our December 31, 2008 Form 10-K.

The auditor’s report on page 86 of the December 31, 2007 Form 10-K (see Exhibit 1, page 6) did have such a reference to a restatement related to permanent tax differences associated with the Company’s ESOP, which was further disclosed in Note 1 of the December 31, 2007 Form 10-K (see Exhibit 1, pages 7 and 8).  The effect of the restatement was a $175,000 change in the 2006 “provision for federal income tax” and “shareholders’ equity.”  Due primarily to the 2006 balance sheet not being presented in the December 31, 2008 Form 10-K and the amount involved being deemed immaterial for the single year of 2006 in the statement of operations, we did not believe that a repeat of the disclosure itself in the December 31, 2008 Form 10-K was necessary.

If so directed, we will make an amended filing to remove the sentence from page 109 of the December 31, 2008 Form 10-K.

Note 17.  Fair Value of Financial Instruments, page 137

Fair Value – Trust Preferred CDO Securities, page 77

2.	We note the significant unrealized losses related to your trust preferred securities at December 31, 2008 and June 30, 2009. We have the following comments.

•
Please provide us the full detailed analysis of these securities’ impairment as of December 31, 2008 and June 30, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

Response:  As of December 31, 2008 and June 30, 2009, we evaluated a variety of factors in determining the existence of an other-than-temporary impairment (“OTTI”), which are detailed in our “OTTI/Valuation Analysis” document for December 31, 2008 and our “Trust Preferred CDO Securities – OTTI/Fair Value Analysis” document for June 30, 2009.  Both of these quarterly analysis documents and their associated supporting evidence are enclosed herewith at

Exhibit 2.  As you will see from these quarterly analysis documents, the primary evidence we use to support a realizable value equal to or greater than the carrying value of the trust preferred CDO securities is a discounted cash flow analysis, which is discussed further in the next comment.
•
If you rely on discounted cash flow analysis to support a realizable value equal to or greater than the carrying value of your security as of December 31, 2008, please provide us the cash flow analysis for the 12 trust preferred CDO securities with an unrealized loss of $71.5 million as of December 31, 2008, and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP 115-1 and FAS 124-1 related guidance.  Specifically address the following in your response and future filings:

o	Discount rate: Please tell us how you determined the discount rate.

o
Probability of default:  Please tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these to your assumptions.  Also provide information regarding your recovery rate.

Response:  We utilized a discounted cash flow analysis to determine whether the realizable value of a specific security was equal to or greater than the carrying value, and accordingly have provided you with copies of the cash flow analysis for the 12 trust preferred CDO securities with an unrealized loss of $71.5 million as of December 31, 2008 (see Exhibit 3 for the cash flow analysis for each of these 12 securities).  For each security, our cash flow analysis incorporates the following key assumptions(1) in determining the presence of OTTI:

o	a 100% loss given default (i.e., a 0% recovery rate) for all currently deferred and defaulted issuers;

o
added deferrals (referred to as “projected deferrals”) for the performing collateral of specific issuers identified by management that are experiencing financial difficulties or weakened financial conditions; these “projected deferrals” are projected into the cash flows as a 100% deferral in the next quarter with only a 15% recovery rate thereafter in two years (i.e., an overall 85% loss given default on the existing performing collateral of specifically identified weak issuers).  The 15% recovery rate was established by management in consideration of a 2008 ratings agency study of trust preferred/hybrid securities, and in consultation with a primary market maker of pooled trust preferred CDO securities as to the recovery rates being commonly used by other banks in their analysis of similar securities;

o
an annual default rate assumption of 0.75% of all other performing collateral (i.e., collateral not already in a default or deferral state or that which was identified above as a “projected deferral”) with a 15% recovery rate two years thereafter;

o	a 2% annual prepayment rate (on securities issued prior to 2004) and a single 5% prepayment in year five with a 2% annual prepayment rate thereafter (on securities issued in 2004 and later); and

o
discount rates used in the cash flow analysis equal to the actual coupon rate of the debt security (i.e., 3-month LIBOR plus the tranche spread) which can be seen on the first page of each cash flow analysis in Exhibit 3.

(1) Further details of the specific assumptions used for each of the securities’ cash flow analysis are also noted on the cash flow analysis documents themselves.

Based upon the cash flow analyses using the aforementioned assumptions, OTTI was deemed to exist on three PreTSL securities (i.e., VII, VIII, and X) as of December 31, 2008, and not on the remaining 12 securities.

With respect to the defaults and deferrals included in our evaluation as of December 31, 2008, there were $597.0 million in “actual” defaults and deferrals, representing approximately 8.2% of the $7.3 billion in total collateral, to which we added $498.0 million as “projected” deferrals, resulting in our cash flow analysis being burdened with a total of $1.1 billion (i.e., 15.1%) in deferring or defaulted collateral.  The pace of deferrals has heightened over the past few quarters, as more issuers are being required by regulators, or choosing, to defer payments to preserve liquidity.  A significant volume of our projected deferrals have migrated into actual deferrals, while the absolute value of non-performing collateral has risen in concert with the deepening of the current banking crisis.  The significance of the migration in deferrals can be observed in the following table:

Defaults and Deferrals used in Cash Flow analysis: (Dollars in Millions)

	12/31/08		03/31/09		06/30/09
	Amount	%	Amount	%	Amount	%
Actual Defaults	$ 66	0.9%	$ 146	2.0%	$ 238	3.3%
Actual Deferrals	531	7.3%	871	12.1%	1,170	16.3%
Projected Deferrals	498	6.9%	329	4.6%	175	2.4%
Non-performing Total	$ 1,095	15.1%	$ 1,346	18.7%	$ 1,583	22.0%
Total Collateral	$ 7,251	100.0%	$ 7,172	100.0%	$ 7,172	100.0%

For more detailed information regarding the defaults and deferrals by specific security for each quarter noted in the table above, see Exhibit 4.

•
Please provide us your best estimate of the present value of cash flows expected to be collected from the 8 securities that you determined did not have an other-than-temporary impairment as of June 30, 2009 and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance.  Specifically address the following in your response and future filings:

o	Discount rate: Please tell us how you determined the discount rate.

o
Probability of default:  Please tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these to your assumptions.  Also provide information regarding your recovery rate.

Response:  With respect to the eight securities determined to not involve OTTI as of June 30, 2009, our cash flow analysis was completed using the same methodology that was utilized as of December 31, 2008.  Additionally, the key assumptions used in the June 30, 2009 analysis were the same as previously noted above for the 12 securities not determined to involve OTTI as of December 31, 2008, except that (1) the aggregate sum of the defaults and deferrals (i.e., actual deferrals and defaults plus “projected deferrals”) was increased for each of the securities, (2) the prepayment assumption was revised to a consistent 0% annual prepayment rate for the next five years due to current market conditions then resuming to the historical (empirically supported) annual prepayment rate of 2% annually thereafter for all of the securities, and (3) the projected annual default rate on all other performing collateral was revised to 0.50%.

Based upon our analysis, the following table sets forth our best estimates of the present value of the cash flows expected to be collected from the eight securities we determined did not have an other-than-temporary impairment as of June 30, 2009.

PreTSL #	Amortized Cost	NPV/99-20

XI	$ 2,000,000	$ 2,221,414
XII	11,000,144	11,519,584
XIII	4,000,000	4,449,334
XIV	9,570,717	10,652,217
XV	15,574,558	16,805,080
XVI	13,078,623	14,809,350
XVII	9,305,396	10,339,675
XIX	9,821,095	10,971,498
	$ 74,350,533	$ 81,768,152

Please see Exhibit 5 for the detailed cash flow analysis of the eight securities noted above.

•
Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and June 30, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

Response: We receive updates on a daily basis regarding the announcement of any changes in issuer deferrals or defaults, and credit rating changes of the trust preferred CDO securities we hold.  We also consider information periodically obtained in daily newsletters or information releases relating to specific issuers of trust preferred securities in our pools.  For such information that is received after the balance sheet but before the issuance of our financial statements, we review the information (e.g., a deferral or default announcement) to determine if the particular issuer was in our existing or projected deferrals or not.  Based upon our review of such information subsequent to December 31, 2008, yet prior to the filing of our December 31, 2008 financial statements, we did in fact re-visit our initial quarter-end evaluation to include consideration of such subsequent information, which affected our cash flow analysis and resulted in our determination that three (rather than one) of our trust preferred CDO securities were deemed to involve an other-than-temporary impairment as of December 31, 2008.
With respect to credit rating agency downgrades on our specific securities, there have been no downgrade announcements during the periods after the balance sheet dates and prior to the issuance of the financial statements.

•
Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you adopted in the three months ended March 31, 2009) and Item 303 of Regulation S-K.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end:

deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions to allow an investor to understand why this information is relevant and meaningful.

Response:  We enhanced the tabular disclosures regarding our trust preferred CDO securities in our June 30, 2009 Form 10-Q, and appreciate the added guidance you have provided.  We will revise future filings to include the requested disclosures.

3.
On page 139, you disclose that you valued your trust preferred CDO securities using values provided by an independent investment banking/brokerage firm.  We note similar disclosure on pages 29, 79, and 83.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Action Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response:  As of December 31, 2008, we considered alternative approaches to our internally prepared modeling to value the Company’s trust preferred CDO securities (i.e., discounted cash flow valuations from financial consulting sources and fair value estimates provided by an investment banking/brokerage firm), at a time when unprecedented market turmoil, dislocation, and distress was being encountered in the credit markets.  As reported, we determined the weighted average fair value of our trust preferred CDO securities to be approximately $0.14 per $1.00 of par value (compared to other valuation data points ranging from $0.12 to $0.49 per $1.00 of par value).  We reached this conclusion based on all of the available valuation data we had, which included the lower relative valuation of $0.14 provided by the investment banking/brokerage firm that was attributable in part to the weight they applied to limited market activity in the then inactive and illiquid market for this security type, with a lesser degree of quantitative modeling.  The general methodology employed by the investment banking/brokerage firm to determine inputs into our fair value determination has been disclosed in our filings, and was conducted independent of the Company’s management who did not provide input into the firm’s methodology.  We reviewed the various valuation data and related methods used by each source, and due to reservations with respect to underlying assumptions of the discounted cash flow valuations (e.g., potentially optimistic default assumptions, significant variation in estimated discount rates, etc.) and in consultation with our primary federal banking regulator, we determined that the valuation information provided by the investment banking/brokerage firm was the most representative of fair value at that time.

We have reviewed the information in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Action Sections, and will consider the associated disclosures in future filings and any registration statement.

Item 9A, Controls and Procedures, page 145

4.
We note your statement that the Company’s disclosure controls and procedures “as currently in effect” are effective “in all material respects.”  The added language appears to qualify your officer’s conclusion regarding the effectiveness of your disclosure controls and procedures.  Please revise future filings to remove this qualifying language and consistent with Item 307 of Regulation S-K, include a clear and definite statement disclosing the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding whether your disclosure controls and procedures are effective or are not effective as of the end of the period covered by the report.

Response:  As requested, we will revise the Company’s future filings.

5.
We note the language added after the word effective in management’s conclusion regarding the effectiveness of your disclosure controls and procedures.  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(c) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedure” set forth in Rule 13a-15(c).

Response:  As requested, we will revise the Company’s future filings.

6.
We note your reference to reasonable assurance.  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:  As requested, we will revise the Company’s future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 2

Consolidated Statements, page 3

7.
Please tell us why you reflect a debit for the portion of your impairment on securities recognized in OCI for the six months ended June 30, 2009.  Please also reconcile the portion of the losses recognized in OCI, the unrealized gain in your statement of stockholders’ equity, and the unrealized losses included as supplemental disclosures to your statement of cash flows.

Response:  The following table shows the high level changes in par value, amortized cost, fair value, and OCI between December 31, 2008 and June 30, 2009 (in thousands):

		01/01/2009
	12/31/2008	Cumulative Effect Adj.	Balance	06/30/2009	Change 01/01/09 to 06/30/09
Par Value	$ 108,014	-	$ 108,014	$ 108,437	$ 423
Credit Loss-H-T-D	21,706	$ (17,266)	4,440	14,731	10,291
Other (Discounts/Prem., etc.)	(111)	-	(111)	88	199
Amortized Cost	86,419	17,266	103,685	93,618	(10,067)
Fair Value	14,895	-	14,895	36,280	21,385
Pre-tax Unrealized Fair Value Loss	$ 71,524	$ 17,266	$ 88,790	$ 57,338	$ (31,452)
Losses in OCI (net of tax)	$ 47,206	$ 11,397	$ 58,603	$37,843	$ (20,760)

During the first quarter of 2009, the Company adopted FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-than-Temporarily Impairments (“FSP 115-2”).  The impact of adopting this FSP was to increase the beginning balance of retained earnings and reduce the beginning balance of other comprehensive income (loss) by $17.3 million (or $11.4 million after tax) as of January 1, 2009.  This was a one-time cumulative effect adjustment as of January 1, 2009, and related to the $21.7 million “fair value” impairment charge that was taken in the quarter ended December 31, 2008 for which the “credit loss” component was only $4.4 million.

The “Impairment on Securities” section of the Consolidated Statements of Operations in the June 30, 2009 Form 10-Q contains three rows: (1) Total other-than-temporary impairment losses, (2) Portion of gains (losses) recognized in OCI (loss), and (3) Net impairment losses.  For the six months ended June 30, 2009, the net impairment loss of $10,291 is the mathematical sum of (1) and (2), and reflects the difference between the $4,440 in cumulative credit losses as of December 31, 2008 (after the cumulative effect adjustment shown above) and the $14,731 in cumulative credit losses as of June 30, 2009.  The debit for the portion of the impairment on securities recognized in OCI is essentially due to the respective portion of the January 1, 2009 cumulative effect entry on those securities that were other-than-temporarily impaired, as the losses were first recognized in retained earnings as of December 31, 2008, then reclassified to OCI on January 1, 2009.  For further details, see Exhibit 6, page 2.

While the above table provides the reconciliation you requested for the portion of the losses recognized in OCI, we did identify in the Consolidated Statements of Shareholders’ Equity on page 4 of the June 30, 2009 Form 10-Q, that there was a transposition in the line titled “Unrealized gain on available-for-sale securities, net of tax of $10,694”.  The amount presented in the June 30, 2009 Form 10-Q of $20,706 should have been $20,760 instead.  Unless directed otherwise by you, we will correct this in the September 30, 2009 Consolidated Statement of Shareholders’ Equity.  For further details, see Exhibit 6, page 3.

In the “Supplemental Disclosures of Non-Cash Investing Activities” segment of the Consolidated Statements of Cash Flows, there is a row titled “Unrealized losses on available-for-sale securities”.  For the six months ended June 30, 2009, the row could have been better titled as “Unrealized gains (losses) on available-for-sale securities” and the amount shown for the six months ended June 30, 2009 should have been presented without brackets.  The $31,454 (with rounding difference of $2 compared to the table above) represents the decline (i.e., gain) in the amount of the unrealized fair value losses from $88,790 at January 1, 2009 (inclusive of the FSP115-2 cumulative effect adjustment) and $57,338 at June 30, 2009.  Unless directed otherwise by you, this issue will be corrected in the supplemental disclosures in the September 30, 2009 Consolidated Statements of Cash Flows.

Note 9, Fair Value, page 13

8.
Please tell us how you considered the disclosures required by paragraphs 17, 18A, and 18B of FSP FAS 115-1 and FAS 124-1 as revised by this FSP and FSP FAS 107-1 and APB 28-1 in your disclosures in Note 9.

Response:  Based upon our review and understanding of FSP FAS 107-1 and APB 28-1, we are now required to disclose in our interim financial reports the fair value of financial instruments disclosures that were previously only required in annual filings, to describe the methods and significant assumptions used to estimate fair values, and to describe changes in the methods and significant assumptions, if any.  Accordingly, we added the first five paragraphs and the first table in Note 9 of our June 30, 2009 Form 10-Q.  In addition, we provided detailed disclosure in the remainder of Note 9 regarding the most significant class of investment securities subject to FAS 115-1 and FAS 124-1, the Company’s trust preferred CDO securities (i.e., $108.4 million par value).  We also have a small portfolio of held-to-maturity municipal bonds ($9.4 million par value) and mortgage-backed securities ($18.6 million par value).  These latter two investment types have a fair value at or near their respective amortized costs, and as such are only briefly covered in the quarterly report.

Based upon our review and understanding of FSP FAS 115-1 and FAS 124-1, we identified seven primary disclosures that should be made regarding our investment securities, as follows:

a.	Fair value of investments,
b.	Amortized cost of investments,
c.	Aggregate amount of unrealized losses, including a breakout of losses less than 12 months and 12 months or longer,
d.	Breakout and nature of impaired investments,
e.	Cause of impairment, including severity and duration,
f.	Evidence considered in determining other-than-temporary impairment does not exist, and
g.	Any other information that would help the users of the financial statements to evaluate the investments.

A review of the seven primary disclosures below demonstrates general compliance with the referenced FSPs specifically related to the trust preferred CDO securities:

a.	Fair value of investments: The first table on page 16 presents the fair value and unrealized loss of each distinct pool of the trust preferred CDO securities.

b.	Amortized cost of investments: The first table on page 16 also presents the par value and amortized cost of each pool individually.

c.
Aggregate amount of unrealized losses, including a breakout of losses less than 12 months and 12 months or longer:  This information does not appear in a tabular format as required by paragraph 17 of FSP FAS 115-1 and FAS 124-1.  These securities have been in an unrealized loss position for more than twelve months as disclosed in the 2008 Form 10-K, and we will include this information in future filings.

d.
Breakout and nature of impaired investments:  Beginning on the bottom of page 13 and continuing through page 15, there is a significant discussion regarding the nature, history, and measurement methodologies of these securities.  Detailed assumptions utilized in the cash flow analyses are set forth, as are the changes brought about by the FASB FSPs issued in April 2009 (FSP 157-3, FSP 157-4, etc.).

e.
Cause of impairment, including severity and duration:  Pages 13 through 15 also cover this information, with the exception of an explicit comment stating that the impairment has been greater than 12 months.  As previously mentioned, this information was provided in the 2008 Form 10-K, and will be included in future filings.

f.
Evidence considered in determining other-than-temporary impairment does not exist:  The first table on page 16 shows the period and cumulative other-than-temporary impairment charges on each individual pool of the trust preferred CDO securities.  The cash flow methodology used to make this determination is set forth on pages 14 and 15.  The first table on page 16 also shows which securities are currently deferring interest payments (column entitled “Payment in Kind”) as well as current credit ratings.

g.
Any other information that would help the users of the financial statements to evaluate the investments:  The detailed information set forth on pages 13 through 16, including five separate tables, is designed to present relevant information believed to be beneficial for users of the financial statements.

9.	Please tell us the underlying factors that caused the fair value of your AFS securities to increase from $14.9 million as of December 31, 2008 to $36.3 million as of June 30, 2009.

Response:  The Company adopted FSP SFAS 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active (“FSP 157-3”) in the fourth quarter of 2008, and as previously noted, we determined the $14.9 million aggregate valuation of the Company’s trust preferred CDO securities as of December 31, 2008 based upon fair value information provided by an investment banking/ brokerage firm.  The estimates of fair value were predominately based upon recent sales activity of the same or similar securities in the then inactive and illiquid market for trust preferred CDO securities and a review of related information.  The general methodology included the following:

a.	a review of any market activity in the securities or similar securities, and consideration of the sale price, including distressed sales, as a starting indication of the securities’ value;

b.	a review of the defaults and deferrals by the underlying issuers for each of the securities;

c.	a review of any rating agency research reports and rating indications;

d.	a review of the expected cash flows for relative value and to determine if any payments will be missed; and

e.	a review of the underlying collateral and credits, and for overlap of issuers.

On April 9, 2009, the FASB finalized three FSPs regarding the accounting treatment for investments, including our portfolio of trust preferred CDO securities.  The first revised some conditions in determining if an OTTI exists and the amount of OTTI to be recorded through the statement of operations.  The second clarified the measurement of fair value, particularly when the there are few (or no) recent trades of a certain type of security.  The third related primarily to disclosures.  In connection with the implementation of these FSPs, the Company engaged an independent financial consulting firm to assist the Company’s management in its quarterly evaluation of the fair value of the trust preferred CDO securities.  This firm uses a proprietary stochastic model with correlative factors and proprietary credit analysis techniques to determine the probability of default for each underlying issuer that identifies the average of some 10,000 (i.e., Monte Carlo simulation) projected cash flow scenarios through the CDO structure.  This process is a much more robust analysis than the one used as of December 31, 2008, with much more quantitative analysis.  Based on this analysis, the Company’s trust preferred CDO securities were determined through quantitative modeling to have an aggregate fair value of $36.3 million at June 30, 2009, compared to $14.9 million at December 31, 2008.

Overall, the increase in fair value of the trust preferred CDO securities from $14.9 million to $36.3 million was primarily due to the weight afforded the limited market activity and pricing of distressed sales underlying the valuations provided by the investment banking/brokerage firm as of December 31, 2008, which are absent in the quantitative modeling done as of June 30, 2009.  Our discussion of the valuation method used at December 31, 2008, the impact of the recently adopted FSPs, and the changes in the valuation method used for the period ended June 30, 2009 begins on page 14 of the June 30, 2009 Form 10-Q.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, we express our appreciation for your comments related to your review of the Company’s financial statements and related disclosures in our most recent Form 10-K and Form 10-Q filings.

In the event you desire further information regarding this response letter, please feel free to contact John A. Hall (President/CEO and Interim CFO) at 253-926-4007, or L. Calyn Miller (Vice President/Controller) at 253-926-4015.

Sincerely,

/s/John A. Hall
John A. Hall
President/CEO and Interim CFO

Exhibits 1-6 – to be provided supplemental with “Confidential Treatment” requested

cc:           Julie Sherman, Staff Accountant, SEC
Martin James, Senior Assistant Chief Accountant, SEC
John F. Breyer, Jr., Special Legal Counsel, Breyer & Associates PC
Travis G. Smith, Partner, Moss Adams LLP